Watts Water Technologies, Inc.

815 Chestnut Street

North Andover, MA 01845

January 13, 2012

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  John Cash, Accounting Branch Chief

Re:          Watts Water Technologies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 1, 2011

File No. 1-11499

Dear Mr. Cash:

This letter is being filed in response to comments contained in a letter dated December 16, 2011 (the “Comment Letter”) from John Cash of the Staff of the Securities and Exchange Commission (the “Commission”) to William C. McCartney, Chief Financial Officer of Watts Water Technologies, Inc. (the “Company”).  The responses herein are keyed to the numbering of the comments in the Comment Letter and to the headings used in the Comment Letter.

During the week of December 19, 2011, Kenneth Lepage, General Counsel of the Company, and Brian Davis, Deputy General Counsel of the Company, spoke or exchanged voice messages with Dale Welcome and Tricia Armelin of the Staff confirming that the Company would address the Staff’s comments in the Comment Letter by January 17, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 26

Net Sales, page 26

1.                                       Please revise future annual and quarterly filings to more fully quantify the underlying factors that led to changes in your organic net sales such as volume and pricing.  To the extent that results are impacted by positive and negative trends, the impact of the offsetting items should be quantified and discussed on a gross basis.

Response:  The Company acknowledges the Staff’s comment.  In future annual and quarterly filings, the Company will further quantify the underlying factors that lead to changes in organic net sales.

Selling, General & Administrative Expenses, page 27

2.                                       Please revise future annual and quarterly filings to quantify the underlying factors you attribute to significant organic changes in selling, general and administrative expenses from period-to-period.

Response:  The Company acknowledges the Staff’s comment.  In future annual and quarterly filings, the Company will further quantify the underlying factors that influence the Company’s selling, general and administrative expenses.

Liquidity and Capital Resources, page 33

General

3.                                       We note that you have foreign operations and undistributed earnings of foreign subsidiaries for which you have not provided deferred income taxes.  To the extent applicable and material, please revise future annual and quarterly filings to address the following:

•                                          Disclose the amount of cash and cash equivalents held by foreign subsidiaries as of each balance sheet date;

•                                          Discuss the potential tax implications if such funds are needed for operations in the U.S.;

•                                          Discuss your intent to permanently reinvest these funds outside the U.S.

Response:  The Company acknowledges the Staff’s comment.  To the extent applicable and material, the Company will revise future annual and quarterly filings to address the amount of cash and cash equivalents held by foreign subsidiaries, the potential tax implications if such funds are needed for operations in the United States, and the Company’s investment intent with respect to such funds.

Application of Critical Accounting Policies and Key Estimates, page 38

Legal Contingencies, page 42

4.                                       We note your disclosure that the final resolution of your legal matters could possibly result in significant effects on your results of operations, cash flows and financial position.  If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.  Please refer to ASC 450-20-50.  If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally:  (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.  We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies.  Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.  You may provide your disclosures on an aggregated basis.  Please include your proposed disclosures in your response.

Response:  The Company acknowledges the Staff’s comment and proposes to disclose an estimate of additional loss or range of loss in its next periodic filing in accordance with ASC 450-20-50.  The Company proposes to update its footnote on contingencies in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 to read substantially as follows:

“(15) Contingencies

Accrual and Disclosure Policy

The Company is a defendant in numerous legal matters arising from its ordinary course of operations, including those involving product liability, environmental matters and commercial disputes.

The Company reviews its lawsuits and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions.  The Company establishes accruals for matters when the Company assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated, net of any applicable insurance proceeds.  The Company does not establish accruals for such matters when the Company does not believe both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.  The Company’s assessment of whether a loss is probable is based on its assessment of the ultimate outcome of the matter following all appeals.

There may continue to be exposure to loss in excess of any amount accrued.  When it is possible to estimate the reasonably possible loss or range of loss above the amount accrued for the matters disclosed, that estimate is aggregated and disclosed.

As of December 31, 2011, the Company estimates that the aggregate amount of reasonably possible loss in excess of the amount accrued for its legal contingencies is to be approximately $[X], pre-tax.  With respect to the estimate of reasonably possible loss, management has estimated the upper end of the range of reasonably possible loss based on (i) the amount of money damages claimed, where applicable, (ii) the allegations and factual development to date, (iii) available defenses based on the allegations, and/or (iv) other potentially liable parties.  This estimate is based upon currently available information and is subject to significant judgment and a variety of assumptions, and known and unknown uncertainties.  The matters underlying the estimate will change from time to time, and actual results may vary significantly from the current estimate.  In the event of an unfavorable outcome in one or more of the matters described below, the ultimate liability may be in excess of amounts currently accrued, if any, and may be material to the Company’s operating results or cash flows for a particular quarterly or annual period.  However, based on information currently known to it, management believes that the ultimate outcome of all matters described below, as they are resolved over time, is not likely to have a material effect on the financial position of the Company.

James Jones Litigation

The Company was party to a lawsuit filed by Nora Armenta in California Superior Court against the Company, James Jones Company, Mueller Co. and Tyco International (the “Armenta case”) and a separate lawsuit filed in California Superior Court on behalf of the City of Banning, California and 42 other cities and water districts in California against the Company, James Jones Company and Mueller Co. (the “City of Banning case”).  At a mediation session held with the California Superior Court on June 9-10, 2009, the parties to the Armenta case and the City of Banning case agreed in principle to settle both cases.  An agreement in principle also was reached to settle the related insurance coverage cases Watts Industries, Inc. vs. Zurich American Insurance Company, et al., and Zurich American Insurance Company vs. Watts Industries, Inc., et al., pending in California Superior Court; and Zurich American Insurance Company vs. Watts Industries, Inc. and James Jones Company, pending in the United States District Court for the Northern District of Illinois, Eastern Division.  The settlement of the insurance coverage cases was effective and binding upon approval of the settlement of the underlying Armenta case and City of Banning case.

The settlement agreement was approved by the plaintiffs in both the Armenta and City of Banning cases and, at the fairness hearing held on November 5, 2009, the California Superior

Court approved the settlement of the Armenta case and City of Banning case.  Based on the contemporaneous final settlement of the underlying insurance coverage cases, the Company’s contribution to the settlement was $15.3 million.  As a result of the settlements, all lawsuits and all claims were dismissed.  In addition, separate from the settlement, the Company paid its outside counsel an additional $5.0 million for services rendered in connection with the above described litigation.

As a result of the settlement of the above described litigation, the Company recorded a non-cash, pre-tax gain in discontinued operations of approximately $9.5 million in 2009 to reduce previously recorded estimates of the loss and related fees to the amounts noted above.

Foreign Corrupt Practices Act Investigation

On October 13, 2011, the Company entered into a settlement with the Securities and Exchange Commission (the SEC”) to resolve allegations concerning potential violations of the U.S. Foreign Corrupt Practices Act (“FCPA”) at Watts Valve Changsha Co., Ltd., (“CWV”), a former indirect wholly-owned subsidiary of the Company in China.  Under the terms of the settlement, without admitting or denying the SEC’s allegations, the Company consented to entry of an administrative cease-and-desist order under the books and records and internal controls provisions of the FCPA.  The Company also agreed to pay to the SEC $3.6 million in disgorgement and prejudgment interest, and $0.2 million in penalties.

The amounts paid by the Company in connection with the settlement were fully accrued by the Company.  The Company anticipates that this settlement resolves all government investigations concerning CWV’s sales practices and potential FCPA violations.

Product Liability

The Company is subject to a variety of potential liabilities in connection with product liability cases.  The Company maintains product liability and other insurance coverage, which the Company believes to be generally in accordance with industry practices.  For product liability cases in the U.S., management establishes its product liability accrual by utilizing third party actuarial valuations which incorporate historical trend factors and the Company’s specific claims experience derived from loss reports provided by third-party administrators. In other countries, the Company maintains insurance coverage with relatively high deductible payments, as product liability claims tend to be smaller than those experienced in the U.S.

Environmental Remediation

The Company has been named as a potentially responsible party with respect to a limited number of identified contaminated sites.  The levels of contamination vary significantly from site to site as do the related levels of remediation efforts.  Environmental liabilities are recorded based on the most probable cost, if known, or on the estimated minimum cost of remediation.  Accruals are not discounted to their present value, unless the amount and timing of expenditures are fixed and reliably determinable.  The Company accrues estimated environmental liabilities based on assumptions, which are subject to a number of factors and uncertainties.  Circumstances that can affect the reliability and precision of these estimates include identification of additional sites, environmental regulations, level of cleanup required, technologies available, number and financial condition of other contributors to remediation and the time period over which remediation may occur.  The Company recognizes changes in estimates as new remediation requirements are defined or as new information becomes available.

Asbestos Litigation

The Company is defending approximately 50 lawsuits in different jurisdictions, alleging injury or death as a result of exposure to asbestos.  The complaints in these cases typically name a large number of defendants and do not identify any particular Watts products as a source of asbestos exposure.  To date, the Company has obtained a dismissal in every case before it has reached trial because discovery has failed to yield evidence of substantial exposure to any Watts products.

Other Litigation

Other lawsuits and proceedings or claims, arising from the ordinary course of operations, are also pending or threatened against the Company. ”

The Company will make conforming changes to the discussion of legal proceedings throughout its Annual Report on Form 10-K.  The Company also proposes to revise the legal contingencies discussion under “Application of Critical Accounting Policies and Key Estimates” in its MD&A to read substantially as follows:

“Legal contingencies

We are a defendant in numerous legal matters including those involving environmental law and product liability as discussed in more detail in Part I, Item 1. “Business—Product Liability, Environmental and Other Litigation Matters.” As required by GAAP, we determine whether an estimated loss from a loss contingency should be accrued by assessing whether a loss is deemed probable and the loss amount can be reasonably estimated, net of any applicable insurance proceeds.  When it is possible to estimate reasonably possible loss or range of loss above the amount accrued, that estimate is aggregated and disclosed.  Estimates of potential outcomes of these contingencies are developed in consultation with outside counsel.  While this assessment is based upon all available information, litigation is inherently uncertain and the actual liability to fully resolve this litigation cannot be predicted with any assurance of accuracy.  In the event of an unfavorable outcome in one or more legal matters, the ultimate liability may be in excess of amounts currently accrued, if any, and may be material to our operating results or cash flows for a particular quarterly or annual period.  However, based on information currently known to us, management believes that the ultimate outcome of all legal contingencies, as they are resolved over time, is not likely to have a material effect on our financial position.”

Item 15. Exhibits and Financial Statements Schedules, page 50

Note 17 — Segment Information, page 96

5.                                       Please provide us, and include in future filings, revenue information regarding your products.  Reference ASC 280-10-50-40.  While we note your disclosure on page three that only one product line is greater than 10% of your total revenue, it would appear that this additional information would better allow a reader to understand trends and concentrations.

Response:  The Company acknowledges the Staff’s comment and proposes to disclose revenue regarding the Company’s products in its next periodic filing in accordance with ASC 280-10-50-40.  Although the Company is currently preparing its year-end results and has not yet determined revenue by product line, the Company proposes to update its footnote on segment information in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 to include language in substantially the following form:

The Company sells its products into various end markets around the world and groups net sales to third parties into four product categories.  Because many of the Company’s sales are through distributors and third-party manufacturers’ representatives, a portion of the product categorization is based on management’s understanding of final product use and, as such, allocations have been made to align sales into a product category.  Net sales to third parties for the four product categories are as follows:

	December 31,
	2011	2010		2009
	(in millions)
Net Sales
Residential & commercial flow control	$	$		$
HVAC & gas
Drains & water re-use
Water quality
Consolidated net sales	$		$1,274.6		$1,225.9

The Company further acknowledges as follows:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the foregoing, please do not hesitate to contact the undersigned or Kenneth R. Lepage, the General Counsel of the Company, at (978) 688-1811.

Sincerely,

WATTS WATER TECHNOLOGIES, INC.

/s/ William C. McCartney

William C. McCartney
Chief Financial Officer

cc: Kenneth R. Lepage, Esq.